EXHIBIT 99.1

North America’s First Multi-Megawatt Power-to-Gas Facility Begins Operations

Energy Storage Site to Help Grid Stabilization in Ontario

MISSISSAUGA, Ontario, July 16, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen fuel cell power systems, today announced that the Markham Energy Storage Facility, owned and operated under a joint venture between Hydrogenics and Enbridge Gas Distribution, is now providing regulation services under contract to the Independent Electricity System Operator (IESO) of Ontario. As previously announced, this project was originally awarded as one of several technology applications selected by the IESO for power grid stability and reliability services in the province.

Regulation service is an important reliability function that corrects for short-term changes in electricity use and helps compensate for real-time supply and demand imbalances. The Enbridge-Hydrogenics 2.5MW facility – designed and built on a 5MW scalable platform – features the Company’s next-generation PEM electrolyzer technology, which has the highest power density and smallest footprint of any such system in the world.

Daryl Wilson, President & CEO of Hydrogenics, stated, “We are very excited to have this latest, multi-megawatt Power-to-Gas facility up and running – here in our own back yard – providing the IESO with a fast-responding resource to enhance the flexibility and reliability of operating the grid. Drawing on our experience of providing large scale energy storage facilities in Europe, this new operation, managed with Enbridge, will be a showcase for our advanced technology in North America. With Markham up and running, Hydrogenics has now delivered over 25 megawatts of energy storage capacity using our Power-to-Gas expertise.”

“I’ve worked in the energy sector my entire career and this is one of the most exciting projects in which I’ve ever been involved,” said Jim Sanders, President, Enbridge Gas Distribution. “I’m proud to see a Canadian company leveraging world-class Canadian technology to solve current energy challenges. Today is a major milestone for Enbridge and Ontario’s energy sector.”

This project is another example of how the Company’s Power-to-Gas technology is transforming the energy sector through the production of renewable hydrogen for zero-emission fuel cell electric vehicles (train, bus and truck fleets) or other applications while providing grid services to System Operators.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:
Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com